NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Take notice that the annual general and special meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, June 6, 2013 at 1:00 p.m., local time, for the following purposes:

1.	To receive the financial statements of the Company for its fiscal year ended December 31, 2012, report of the auditor and related management discussion and analysis; and

2.	To fix the number of directors of the Company at nine; and

3.	To elect directors of the Company for the ensuing year; and

4.	To appoint the auditor of the Company for the ensuing year; and

5.

To consider, and if thought advisable, to approve a special resolution authorizing an alteration of the Company’s Articles to include “advance notice” provisions to establish certain requirements described in the accompanying Information Circular for the valid nomination for election as a director of the Company of any person who is proposed to be nominated other than by the Board of the Company; and

6.

To consider, and if thought advisable, to approve a special resolution authorizing an alteration of the Company’s Articles to change the quorum for transaction of business at a meeting of shareholders from two persons who are, or who represents by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting to one-third (33.33%) of the issued and outstanding shares entitled to be voted at the meeting as described in the accompanying Information Circular; and

7.	To consider and if thought fit, approve the Company’s Shareholder Rights Plan Agreement and its continuation for a three year period as described in the accompanying Information Circular.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2012, report of the auditor and related management discussion and analysis will be made available at the Meeting and are available on SEDAR at www.sedar.com.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, May 6, 2013.

BY ORDER OF THE BOARD

/s/ Russell Hallbauer

Russell E. Hallbauer
President and Chief Executive Officer